Exhibit 5.2

CONSENT OF PORTFOLIO CONSULTANT

To the Sponsor, Trustee and Holders

Taxable Fixed Income Trust – Spectrum Preferred Securities Portfolio, 2007 Series A (the “Trust”):

We hereby consent to the use of our name “Spectrum Asset Management, Inc.” and references to our firm in the Prospectus for the Trust.

SPECTRUM ASSET MANAGEMENT, INC.

/s/ Spectrum Asset Management, Inc.

Stamford, Connecticut

October 24, 2007